Exhibit 21.1
Subsidiaries of the Registrant

Axalta Coating Systems Belgium BVBA	Belgium
Axalta Coating Systems Deutschland Holding GmbH & Co. KG	Germany
Axalta Coating Systems Dutch Holding A B.V.	Netherlands
Axalta Coating Systems Dutch Holding B B.V.	Netherlands
Axalta Coating Systems Finance 1 S.a.r.l.	Luxembourg
Axalta Coating Systems Germany GmbH & Co. KG	Germany
Axalta Coating Systems GmbH	Switzerland
Axalta Coating Systems International Holding GmbH	Switzerland
Axalta Coating Systems Luxembourg Holding 2 S.a.r.l.	Luxembourg
Axalta Coating Systems Luxembourg Holding S.a.r.l.	Luxembourg
Axalta Coating Systems Luxembourg Top S.a.r.l.	Luxembourg
Axalta Coating Systems U.S. Holdings, Inc.	Delaware (USA)
Axalta Coating Systems U.S. Inc.	Delaware (USA)
Axalta Coating Systems U.S.A., LLC	Delaware (USA)
Axalta Coating Systems UK Holding Ltd.	United Kingdom
Axalta Coating Systems, LLC	Delaware (USA)
Coatings Foreign IP Co. LLC	Delaware (USA)